		Filed Pursuant to Rule 424(b)(2)
		Registration Statement No. 333-202524
		(To Prospectus dated March 5, 2015,
		Prospectus Supplement dated March 5, 2015 and
		Product Supplement EQUITY INDICES SUN-1 dated
		April 23, 2015)

1,130,568 Units	Pricing Date	January 14, 2016
$10 principal amount per unit	Settlement Date	January 22, 2016
CUSIP No. 40434E226	Maturity Date	January 29, 2021



Autocallable Market-Linked Step Up Notes Linked to the Russell 2000® Index

- Maturity of approximately five years, if not called prior to maturity

- Automatic call of the notes per unit at $10 plus the applicable Call Premium ($0.87 on the first Observation Date, $1.74 on the second Observation Date, $2.61 on the third Observation Date, and $3.48 on the fourth Observation Date) if the Index is flat or increases above 100% of the Starting Value on the relevant Observation Date

- The Observation Dates will occur approximately one year, two years, three years and four years after the pricing date

- If the notes are not called, at maturity:

  - a return of 30% if the Index is flat or increases up to the Step Up Value

  - a return equal to the percentage increase in the Index if the Index increases above the Step Up Value

  - 1-to-1 downside exposure to decreases in the Index beyond a 15% decline, with up to 85% of the principal amount at risk

- All payments are subject to the credit risk of HSBC USA Inc.

- No interest payments

- No listing on any securities exchange



The notes are being issued by HSBC USA Inc. ("HSBC"). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks and costs. See "Risk Factors" beginning on page TS-7 of this term sheet and beginning on page PS-7 of product supplement EQUITY INDICES SUN-1.

The estimated initial value of the notes on the pricing date is $9.611 per unit, which is less than the public offering price listed below. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See "Summary" on page TS-2 and "Risk Factors" beginning on page TS-7 of this term sheet for additional information.

———————————————

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying product supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

———————————————

	Per Unit	Total
Public offering price[1]	$ 10.00	$11,305,680.00
Underwriting discount[1]	$ 0.20	$ 226,113.60
Proceeds, before expenses, to HSBC.........	$ 9.80	$11,079,566.40

(1) See as well "Supplement to the Plan of Distribution."

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.
January 14, 2016

Summary

The Autocallable Market-Linked Step Up Notes Linked to the Russell 2000® Index, due January 29, 2021 (the "notes") are our senior unsecured debt securities and are not a direct or indirect obligation of any third party. The notes are not deposit liabilities or other obligations of a bank and are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. **The notes will rank equally with all of our other senior unsecured debt. Any payments due on the notes, including any repayment of principal, depends on the credit risk of HSBC and its ability to satisfy its obligations as they come due.** The notes will be automatically called at the applicable Call Amount if the Observation Level of the Index, which is the Russell 2000® Index (the "Index"), is equal to or greater than the Call Level on the relevant Observation Date. If not called, at maturity, the notes provide you with a Step Up Payment if the Ending Value of the Index is equal to or greater than the Starting Value, but is not greater than the Step Up Value. If the Ending Value is greater than the Step Up Value, you will participate on a 1-for-1 basis in the increase in the level of the Index above the Starting Value. If the Ending Value is less than the Starting Value but greater than or equal to the Threshold Value, you will receive the principal amount of your notes. If the Ending Value is less than the Threshold Value, you will lose a portion, which could be significant, of the principal amount of your notes. Payments on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index, subject to our credit risk. See "Terms of the Notes" below.

The estimated initial value of the notes is less than the price you pay to purchase the notes. The estimated initial value was determined by reference to our or our affiliates' internal pricing models and reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked notes, and the market prices for hedging arrangements related to the notes (which may include call options, put options or other derivatives). This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. The difference in the borrowing rate, as well as the underwriting discount and the costs associated with hedging the notes, including the hedging related charge described below, reduced the economic terms of the notes (including the Call Premiums and Call Amounts). The notes are subject to an automatic call, and the initial estimated value is based on an assumed tenor of the notes.

Terms of the Notes

Issuer:	HSBC USA Inc. ("HSBC")	**Call Settlement Dates:**	Approximately the fifth business day following the applicable Observation Date, subject to postponement if the related Observation Date is postponed, as described on page PS-20 of product supplement EQUITY INDICES SUN-1.
Principal Amount:	$10.00 per unit	**Call Premiums:**	$0.87 per unit if called on January 20, 2017 (which represents a return of 8.70% over the principal amount), $1.74 per unit if called on January 19, 2018 (which represents a return of 17.40% over the principal amount), $2.61 per unit if called on January 18, 2019 (which represents a return of 26.10% over the principal amount), and $3.48 per unit if called on January 17, 2020 (which represents a return of 34.80% over the principal amount).
Term:	Approximately five years, if not called	**Ending Value:**	The closing level of the Index on the scheduled calculation day. The calculation day is subject to postponement in the event of Market Disruption Events, as described beginning on page PS-21 of product supplement EQUITY INDICES SUN-1.
Market Measure:	The Russell 2000® Index (Bloomberg symbol: "RTY"), a price return index.	**Step Up Value:**	1,333.367 (130% of the Starting Value, rounded to three decimal places).
Starting Value:	1,025.667	**Step Up Payment:**	$3 per unit, which represents a return of 30% over the principal amount.
Observation Level:	The closing level of the Index on the applicable Observation Date.	**Threshold Value:**	871.817 (85% of the Starting Value, rounded to three decimal places).
Observation Dates:	January 20, 2017, January 19, 2018, January 18, 2019 and January 17, 2020, subject to postponement in the event of Market Disruption Events, as described on page PS-20 of product supplement EQUITY INDICES SUN-1.	**Calculation Day:**	January 22, 2021
Call Level:	100% of the Starting Value	**Fees Charged:**	The public offering price of the notes includes the underwriting discount of $0.20 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-12.
Call Amounts (per Unit):	$10.87 if called on January 20, 2017, $11.74 if called on January 19, 2018, $12.61 if called on January 18, 2019, and $13.48 if called on January 17, 2020.	**Calculation Agent:**	Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") and HSBC, acting jointly.

Determining Payment on the Notes

Automatic Call Provision

The notes will be called automatically on an Observation Date if the Observation Level on that Observation Date is equal to or greater than the Call Level. If the notes are called, you will receive $10 per unit plus the applicable Call Premium.


Is the Observation Level equal to or greater than the Call Level on any Observation Date?
Yes
The notes will be called and you will receive per unit:
$10 + the applicable Call Premium
No
The notes will not be called.

Redemption Amount Determination

If the notes are not automatically called, on the maturity date, you will receive a cash payment per unit determined as follows:


Is the Ending Value equal to or greater than the Starting Value?
Yes
Is the Ending Value greater than the Step Up Value?
Yes
You will receive per unit:
$\$10 + \left[\$10 \times \left(\frac{\text{Ending Value} - \text{Starting Value}}{\text{Starting Value}}\right)\right]$
No
You will receive per unit:
$10 + Step Up Payment
No
Is the Ending Value equal to or greater than the Threshold Value?
Yes
You will receive $10 per unit.
No
You will receive per unit:
$\$10 - \left[\$10 \times \left(\frac{\text{Threshold Value} - \text{Ending Value}}{\text{Starting Value}}\right)\right]$
In this case, you will receive a payment that is less, and possibly significantly less, than the principal amount per unit.

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the "Note Prospectus"). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from MLPF&S by calling 1-800-294-1322:

- Product supplement EQUITY INDICES SUN-1 dated April 23, 2015:
  http://www.sec.gov/Archives/edgar/data/83246/000114420415024586/v408139_424b2.htm

- Prospectus supplement dated March 5, 2015:
  http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

- Prospectus dated March 5, 2015:
  http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

Our Central Index Key, or CIK, on the SEC Website is 83246. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. You should carefully consider, among other things, the matters set forth under "Risk Factors" in the section indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY INDICES SUN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to "we," "us," "our," or similar references are to HSBC.

Investor Considerations

You may wish to consider an investment in the notes if:

- You are willing to receive a return on your investment capped at the return represented by the applicable Call Premium if the relevant Observation Level is equal to or greater than the Call Level.

- You anticipate that the notes will be automatically called or the Index will increase from the Starting Value to the Ending Value.

- You are willing to risk a loss of principal and return if the notes are not automatically called and the Index decreases from the Starting Value to an Ending Value that is below the Threshold Value.

- You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

- You are willing to forgo dividends or other benefits of owning the stocks included in the Index.

- You are willing to accept that a secondary market is not expected to develop for the notes, and understand that the market prices for the notes, if any, may be less than the principal amount and will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and the fees charged, as described on page TS-2.

- You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

The notes may not be an appropriate investment for you if:

- You want to hold your notes for the full term.

- You believe that the notes will not be automatically called and the Index will decrease from the Starting Value to the Ending Value.

- You seek 100% principal repayment or preservation of capital.

- You seek interest payments or other current income on your investment.

- You want to receive dividends or other distributions paid on the stocks included in the Index.

- You seek an investment for which there will be a liquid secondary market.

- You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Hypothetical Payout Profile at Maturity

These hypothetical values show a payout profile at maturity, which would only apply if the notes are not called on any Observation Date.



Market-Linked Step Up Notes

This graph reflects the returns on the notes based on the Threshold Value of 85% of the Starting Value, the Step Up Payment of $3 per unit and the Step Up Value of 130% of the Starting Value. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only.

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on **hypothetical** values and show **hypothetical** returns on the notes, assuming the notes are not called on any Observation Date. **The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value, Ending Value, Step Up Value, whether the notes are called on an Observation Date, and term of your investment.**

The following table is based on a Starting Value of 100, a Threshold Value of 85, a Step Up Value of 130 and the Step Up Payment of $3 per unit. It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of the notes. The following examples do not take into account any tax consequences from investing in the notes.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$1.50	-85.00%
50.00	-50.00%	$6.50	-35.00%
75.00	-25.00%	$9.00	-10.00%
80.00	-20.00%	$9.50	-5.00%
85.00[1]	-15.00%	$10.00	0.00%
90.00	-10.00%	$10.00	0.00%
95.00	-5.00%	$10.00	0.00%
97.00	-3.00%	$10.00	0.00%
100.00[2]	0.00%	$13.00[3]	30.00%
110.00	10.00%	$13.00	30.00%
120.00	20.00%	$13.00	30.00%
130.00[4]	30.00%	$13.00	30.00%
140.00	40.00%	$14.00	40.00%
143.00	43.00%	$14.30	43.00%
150.00	50.00%	$15.00	50.00%
160.00	60.00%	$16.00	60.00%

(1)   This is the **hypothetical** Threshold Value.

(2)   The **hypothetical** Starting Value of 100 used in these examples has been chosen for illustrative purposes only. The actual Starting Value is 1,025.667, which was the closing level of the Index on the pricing date.

(3)   This amount represents the sum of the principal amount and the Step Up Payment of $3.

(4)   This is the **hypothetical** Step Up Value.

For recent actual levels of the Index, see "The Index" section below. The Index is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Enhanced Return

Redemption Amount Calculation Examples

Example 1

The Ending Value is 75.00, or 75.00% of the Starting Value:

Starting Value: 100.00

Threshold Value: 85.00

Ending Value: 75.00

$$\$10 - \left[\$10 \times \left(\frac{85-75}{100} \right) \right] = \$9.00 \quad \text{Redemption Amount per unit}$$

Example 2

The Ending Value is 95.00, or 95.00% of the Starting Value:

Starting Value: 100.00

Threshold Value: 85.00

Ending Value: 95.00

Redemption Amount per unit = **$10.00**, *the principal amount, since the Ending Value is less than the Starting Value, but is equal to or greater than the Threshold Value.*

Example 3

The Ending Value is 110.00, or 110.00% of the Starting Value:

Starting Value: 100.00

Step Up Value: 130.00

Ending Value: 110.00

$$\$10.000 + \$3.000 = \$13.000 \quad$$ Redemption Amount per unit, *the principal amount plus the Step Up Payment, since the Ending Value is equal to or greater than the Starting Value, but less than the Step Up Value.*

Example 4

The Ending Value is 143.00, or 143.00% of the Starting Value:

Starting Value: 100.00

Step Up Value: 130.00

Ending Value: 143.00

$$\$10 + \left[\$10 \times \left(\frac{143-100}{100} \right) \right] = \$14.30 \quad \text{Redemption Amount per unit}$$

Risk Factors

We urge you to read the section "Risk Factors" in the product supplement and in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the stocks included in the Index. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, with respect to the notes in light of your particular financial and other circumstances and the information set forth in this term sheet and the accompanying product supplement, prospectus supplement and prospectus.

In addition to the risks in the product supplement identified below, you should review "Risk Factors" in the accompanying prospectus supplement, including the explanation of risks relating to the notes described in the section "— Risks Relating to All Note Issuances."

- If the notes are not automatically called, depending on the performance of the Index as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

- Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

- Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

- If the notes are called, your investment return is limited to the return represented by the applicable Call Premium.

- Your investment return may be less than a comparable investment directly in the stocks included in the Index.

- The estimated initial value of the notes is less than the public offering price and may differ from the market value of the notes in the secondary market, if any. We determined the estimated initial value by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. Different pricing models and assumptions could provide valuations for the notes that are different from our estimated initial value. The estimated initial value reflects our internal funding rate we use to issue market-linked notes, as well as the mid-market value of the hedging arrangements related to the notes (which may include call options, put options or other derivatives).

- Our internal funding rate for the issuance of these notes is lower than the rate we would use when we issue conventional fixed or floating rate debt securities. This is one of the factors that may result in the market value of the notes being less than their estimated initial value. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you.

- The price of your notes in the secondary market, if any, immediately after the pricing date will be less than the public offering price. The public offering price takes into account certain costs, principally the underwriting discount, the hedging costs described on page TS-12 and the costs associated with issuing the notes. The costs associated with issuing the notes will be used or retained by us or one of our affiliates. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them.

- The estimated initial value does not represent a minimum price at which we, MLPF&S or any of our respective affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time. The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the level of the Index and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.

- A trading market is not expected to develop for the notes. Neither we nor MLPF&S is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

- Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trades in shares of companies included in the Index), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients' accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

- The Index sponsor may adjust the Index in a way that affects its level, and has no obligation to consider your interests. You will have no rights as a security holder, you will have no rights to receive any of the securities represented by the Index and you will not be entitled to receive dividends or other distributions by issuers of these securities.

- While we, MLPF&S or our respective affiliates may from time to time own securities of companies included in the Index, we, MLPF&S and our respective affiliates do not control any company included in the Index and are not responsible for any disclosure made by any other company.

- There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

- The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See "Summary Tax Consequences" below and "U.S. Federal Income Tax Summary" beginning on page PS-32 of product supplement EQUITY INDICES SUN-1.

The Index

We have derived all information contained in this term sheet regarding the Index including without limitation, its make-up, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of, and is subject to change by, Russell Investments (the "Index Sponsor"). Russell Investments is under no obligation to continue to publish, and may discontinue or suspend the publication of the Index at any time. The consequences of Russell Investments discontinuing publication of the Index are discussed in the section entitled "Description of the Notes - Discontinuance of an Index" beginning on page PS-22 of product supplement EQUITY INDICES SUN-1. None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index. "Russell 2000®" and "Russell 3000®" are trademarks of Russell and have been licensed for use by us. The notes are not sponsored, endorsed, sold, or promoted by Russell, and Russell makes no representation regarding the advisability of investing in the notes.

Russell Investment Group Publishes the Index

The Index is calculated, published, and disseminated by the Index Sponsor, and measures the composite price performance of stocks of 2,000 companies determined by Russell to be part of the U.S. equity market. All 2,000 stocks are traded on a major U.S. exchange, and form a part of the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98.00% of the United States equity market.

The Index consists of the smallest 2,000 companies included in the Russell 3000® Index. The Index is designed to track the performance of the small capitalization segment of the United States equity market. Real-time dissemination of the Index began on January 1, 1987. The top five industry groups by market capitalization as of December 31, 2015 were: Financial Services, Health Care, Technology, Consumer Discretionary and Producer Durables.

Only stocks belonging to companies domiciled in the U.S. are allowed into the Index. This is determined by examining the country of incorporation, country of headquarters and country of most liquid exchange (the three home country indicates, or "HCIs"). Preferred and convertible preferred stock, redeemable shares, warrants, participating preferred stock, trust receipts, rights, pink sheets, OTC Bulletin Board companies, business development companies, exchange-traded funds and closed-end mutual funds are excluded from the Index. Real Estate Investment Trusts and Beneficial Trusts however, are eligible for inclusion.

In general, only one class of securities of a company is allowed in the Index, although exceptions to this general rule have been made where the Russell has determined that each class of securities acts independently of the other. Stocks must trade at or above $1.00 on the last trading day in May of each year to be eligible for inclusion in the Index. However, if a stock falls below $1.00 on the last day of May, it will be considered eligible if the daily closing during the month of May is equal to or greater than $1.00.

The primary criterion used to determine the initial list of securities eligible for the Russell 3000® Index is total market capitalization, which is defined as the price of a company's shares times the total number of available shares, as described below. Based on closing values on the last trading day of May of each year, the Russell reconstitutes the composition of the Russell 3000® Index using the then existing market capitalizations of eligible companies. As of the last Friday in June of each year, the Russell Index is adjusted to reflect the reconstitution of the Russell 3000® Index for that year. If, however, the last Friday is the 29th or 30th, reconstitution will occur on the preceding Friday.

Computation of the Index

The Index is a capitalization-weighted index. The Index reflects changes in the market value (i.e. capitalization) of the component stocks relevant to their market value on a base date. The Index is determined by adding the market values of the component stocks, which are determined by multiplying the price of each stock as of the last trading day in May by the number of total outstanding shares, to obtain the total market capitalization of the 2,000 stocks. The total market capitalization is then divided by a divisor, which gives the adjusted capitalization of the Index on the base date of December 31, 1978 (when calculated by Russell). For each security, the most recently traded price on the last trading day in May will be used in determining the Index. If a component security is not open for trading on its primary market, the lowest price from another market will be used.

Capitalization Adjustments

Available shares are assumed to be shares available for trading. Exclusion of capitalization held by other listed companies and large holdings of private investors (10% or more) is based on information recorded in SEC filings. Other sources are used in cases of missing or questionable data.

The following types of shares are considered unavailable for the purposes of capitalization determinations:

- Initial Public Offering lock-ups – shares that are locked up during an initial public offering ("IPO") will be considered unavailable at the time the IPO enters the index;

- Government holdings – shares held directly by government holders will be considered unavailable and removed completely; shares held by government investment boards and/or investment arms will be removed if the holding is 10% or more; and, shares held by government pension plans will be considered institutional holdings and will not be removed;

- ESOP or LESOP shares – shares of corporations that have Employee Stock Ownership Plans ("ESOP") or Leveraged Employee Stock Ownership Plans ("LESOP") that comprise 10% or more of the shares outstanding are adjusted;

- Corporate cross-owned shares – when shares of a company in the Index are held by another company also in the Index, this is considered corporate cross-ownership. Any percentage held in this class will be adjusted;

- Large private and corporate shares – when an individual, a group of individuals acting together, or a corporation not in the index owns more than 10% of the shares outstanding. However, institutional holdings (investment companies, partnerships, insurance companies, mutual funds, banks, or venture capital companies) are not included in this class; and

- Unlisted share classes – classes of common stock that are not traded on a United States securities exchange or NASDAQ will be adjusted.

Corporate Action Adjustments

Annual reconstitution is the process by which the Index is completely rebuilt. Reconstitution is a vital part of the creation of a benchmark which accurately represents a particular market segment. Companies may get larger or smaller over time, or change in their characteristics. When a stock is acquired, delisted, or moves to the pink sheets or bulletin boards, the stock is deleted from the Index at either the current day at the stock's last traded price or, the following day at the closing over-the-counter ("OTC") Bulletin Board price. The following summarizes the types of the Index maintenance adjustments and indicates whether or not an index adjustment is required:

"No Replacement" Rule – Securities that leave the Index for any reason (e.g. mergers, acquisitions, or other similar corporate activity) are not replaced. Therefore, the number of securities in the Index will fluctuate according to corporate activity.

Mergers and Acquisitions – When acquisitions or mergers take place between constituent companies, the stock's capitalization moves to the acquiring stock; as a result, mergers have no effect on the total capitalization of the Index. Shares are updated for the acquiring stock at the time the transaction is final. If the action is determined to be final after 1:00 p.m. Eastern time, the action will be delayed and applied on the following day. If the acquiring company is a member but the acquired company is not, the acquiring company's shares will be adjusted at the month end. If, however, the acquiring company is not a member, the target will be deleted from the Index after the action is final.

Deleted Stocks – When deleting stocks from the Index as a result of exchange delisting or reconstitution, the price used is the last traded price on the day of deletion, including potentially the OTC Bulletin Board price. Previously, prices used to reflect delisted stocks were the last traded price on their primary exchange. There may be corporate events, like mergers or acquisitions that result in the lack of a current market price for the deleted security and in such an instance the latest primary exchange closing price available will be used.

Additions for Spin-Offs – Spin-off companies are added to the parent company's index and capitalization tier of membership, if the spin-off is large enough. To be eligible, the spun-off company's total market capitalization must be greater than the market-adjusted total market capitalization of the smallest security in the Index at the latest reconstitution. A spun-off company may be assigned to a different country from the parent, if any of its HCIs differ from those of the parent. Consequently, the spin-off company may become a member of the Russell Global Index. Otherwise, the same rules apply between domestic and cross-border spin-off additions.

Quarterly IPO Additions – Eligible companies that have recently completed an IPO are added to the Index at the end of each calendar quarter based on total market capitalization ranking within the market-adjusted capitalization breaks established during the most recent reconstitution. Market adjustments will be made using the returns of the Russell 3000® Index. Eligible companies will be added to the Index using their industry's average style probability established at the latest constitution. In order for a company to be added to the Index in a quarter (outside of reconstitution), the IPO company must meet all Russell U.S. Index eligibility requirements. Also, the IPO company must meet the following criteria on the final trading day of the month prior to quarter-end: (i) priced and traded; (ii) rank larger in total market capitalization than the market-adjusted smallest company in the Index as of the latest June reconstitution; and (iii) meet criteria (i) and (ii) during an initial offering period.

Reincorporations - Members of the Index that are reincorporated to another country are analyzed for country assignment the following year during reconstitution, as long as they continue to trade in the U.S. Companies that reincorporate and no longer trade in the U.S. are immediately deleted from the U.S. indexes and placed in the appropriate country within the Russell Global Index. Those that reincorporate to the U.S. during the year will be assessed during reconstitution for membership.

Rights Offerings – Russell will only adjust the index to account for a right if the subscription price of the right is at a discount from the market price.

Tender offers – A company that is acquired through a tender offer will be removed from the Index if (i) the initial tender offer expires; (ii) the shareholders validly tendered; (iii) all regulatory requirements have been fulfilled and (iv) the acquiring company is able to finalize the acquisition.

Voluntary exchange offers – A publicly traded company may offer to exchange or split-off some or all of its ownership in a separate publicly traded company. Once the offer expires, Russell will decrease the available shares in the offering company, and increase the available shares of 'split-off' company, based on the results of the offering. Russell will effect this change based on, but not limited to, preliminary results, company filings, and exchange notices.


Bankruptcy and Voluntary Liquidations – A company that has filed for Chapter 7 or has filed a liquidation plan will be removed from the Index at the time of filing. If a company files for Chapter 11 bankruptcy, it will not be delisted unless it is delisted from the primary exchange.

Dividends – Gross dividends are included in the daily total return calculation of the Index on the basis of their ex-dates rather than the pay-date because this is when the marketplace price adjustment occurs.

Stock Distributions – When a stated amount of shares are distributed on the ex-date, price adjustment and shares are increased on the ex-date. When an undetermined amount of shares are to be distributed at a future date based on earnings and profits, the price adjustment will occur on the ex-date and the shares will be increased on the pay-date.

Halted Securities – When a stock's trading is halted, the Index will hold the security at its most recent closing price until trading resumes or delisting occurs unless the stock is halted for 40 days or more or due to exchange rules or regulatory issues for more than one quarter, in which case Russell will review the situation on a case by case basis.

Each month, the Index is updated for changes to shares outstanding as companies report changes in share capital to the SEC. Only cumulative changes to shares outstanding greater than 5% are reflected in the Index. This does not affect treatment of major corporate events, which are ordinarily effective on the ex-date.


The following graph shows the daily historical performance of the Index in the period from January 1, 2008 through January 14, 2016. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the closing level of the Index was 1,025.667.

Historical Performance of the Index



This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the Index.

License Agreement

The notes are not sponsored, endorsed, sold or promoted by Frank Russell Company ("Frank Russell"). Frank Russell makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities, generally or in the notes particularly or the ability of the Russell 2000® Index to track general stock market performance or a segment of the same. Frank Russell's publication of the Russell 2000® Index in no way suggests or implies an opinion by Frank Russell as to the advisability of investment in any or all of the securities upon which the Russell 2000® Index is based. Frank Russell's only relationship to HSBC is the licensing of certain trademarks and trade names of Frank Russell and of the Russell 2000® Index which is determined, composed and calculated by Frank Russell without regard to the HSBC or the notes. Frank Russell is not responsible for and has not reviewed the notes nor any associated literature or publications and Frank Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Frank Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the notes. Frank Russell has no obligation or liability in connection with the administration, marketing or trading of the notes:

FRANK RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN AND FRANK RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. FRANK RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO THE OBTAINED BY HSBC, INVESTORS, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. FRANK RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL FRANK RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Supplement to the Plan of Distribution

We will deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S's trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. At MLPF&S's discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the estimated initial value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Index, the remaining term of the notes, and the issuer's creditworthiness. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we, MLPF&S or any of our respective affiliates will purchase your notes at a price that equals or exceeds the estimated initial value of the notes.

The value of the notes shown on your account statement provided by MLPF&S will be based on their estimate of the value of the notes if MLPF&S or one of its affiliates were to make a market in the notes, which it is not obligated to do. This estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the estimated initial value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding HSBC or for any purpose other than that described in the immediately preceding sentence.

Role of MLPF&S

MLPF&S will participate as selling agent in the distribution of the notes. Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

Payments on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the performance of the Index and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by MLPF&S seeking bids from market participants, which could include one of our affiliates and MLPF&S and its affiliates. These hedging arrangements take into account a number of factors, including the issuer's creditworthiness, interest rate movements, the volatility of the Index, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes depend in part on the terms of the hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see "Risk Factors—General Risks Relating to the Notes" beginning on page PS-7 and "Use of Proceeds" on page PS-17 of product supplement EQUITY INDICES SUN-1.

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

- There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

- You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as pre-paid executory contracts with respect to the Index.

- Under this characterization and tax treatment of the notes, a U.S. holder (as defined in the prospectus supplement) generally will recognize capital gain or loss upon maturity or upon a sale or exchange of the notes prior to maturity. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

- No assurance can be given that the IRS or any court will agree with this characterization and tax treatment.

- Recently finalized Treasury regulations provide that withholding on "dividend equivalent" payments (as discussed in the product supplement and prospectus supplement), if any, will not apply to notes issued before January 1, 2017. Additionally, the IRS has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the prospectus supplement) on payments of gross proceeds from a sale or redemption of the notes will only apply to payments made after December 31, 2018.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled "U.S. Federal Income Tax Summary" beginning on page PS-32 of product supplement EQUITY INDICES SUN-1.

Validity of the Notes

In the opinion of Morrison & Foerster LLP, as counsel to the issuer, when this term sheet has been attached to, and duly notated on, the master note that represents the notes pursuant to the Senior Indenture referred to in the prospectus supplement dated March 5, 2015, and issued and paid for as contemplated herein, the notes offered by this term sheet will be valid, binding and enforceable obligations of the issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 5, 2015, which has been filed as Exhibit 5.3 to the issuer's registration statement on Form S-3 dated March 5, 2015.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.

Market-Linked Investments Classification



MLPF&S classifies certain market-linked investments (the "Market-Linked Investments") into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.